September 13, 2018

Via EDGAR

Ms. Erin Martin
Branch Chief
Office of Real Estate and Commodities
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re: Industrial Property Trust Inc.
Request for Withdrawal of Registration Statement on Form S-11 (File number: 333-21261)

Dear Ms. Martin:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), as amended, Industrial Property Trust Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-11 (Registration No. 333-212614) initially filed with the Securities and Exchange Commission (the “Commission”) on July 21, 2016, together with all exhibits thereto (the “Registration Statement”), as of the date first set forth above.  The Company has determined not to pursue the registration and sale of the securities covered by the Registration Statement.  The undersigned represents that (i) this withdrawal request is consistent with the public interest and protection of investors as required by Rule 477(a) of the Act and (ii) in accordance with Rule 477(c) of the Act, there has been no issuance, distribution or sale of the securities under the Registration Statement.
The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset, within five years of the date of the filing of the Registration Statement, against the filing fee for any future registration statement(s) of the Company, a majority-owned subsidiary of the Company or a parent that owns more than 50% of the Company’s outstanding voting securities.
The Company understands that, pursuant to Rule 477(b) of the Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Company that the application for withdrawal has not been granted.
Pursuant to the requirements of Rule 477 under the Act, the Company has caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.
If you have any questions regarding this request for withdrawal, please do not hesitate to contact Alice Connaughton of Greenberg Traurig, LLP at (202) 331-3169.

Respectfully submitted,

Industrial Property Trust Inc.

By:	/s/ Thomas G. McGonagle
Thomas G. McGonagle
Chief Financial Officer and Treasurer